KINGSWAY FINANCIAL SERVICES INC.
45 Saint Clair Avenue West, Suite 400, Toronto, Ontario M4V1K9 (416) 848-1171 Fax: (416) 850-5439
August 13, 2018

Mr. Mark Brunhofer
Mr. Jim Rosenberg
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 16, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 14, 2018
File No. 001-15204

Dear Mr. Brunhofer and Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated August 8, 2018, regarding the Commission’s review of the above mentioned filings and has submitted its response below.

Form 10-Q for the Quarterly Period Ended March 31, 2018
Notes to Consolidated Financial Statements
Note 12: Revenue from Contracts with Customers, page 19

Comment:

1. We acknowledge your response to prior comment 3 and your May 23, 2018 response to comment 6 from our April 25, 2018 letter. Regarding your accounting for revenue under your IWS vehicle service agreements please address the following, referencing the authoritative literature you relied upon to support your accounting under ASC 606:

•
Tell us how you determined that the sale of vehicle services agreements resulting in the administrative fees upon sale are separate and distinct from the performance obligation to administer future claims.

•	Tell us how you allocate transaction price between the administrative fees from the sale of these agreements and the fees to administer future claims.

Company’s Response:

In response to your first comment, ASC 606-10-25-14 states that at contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a.	A good or service (or bundle of goods or services) that is distinct

b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer

And, as stated in ASC 606-10-25-19, a good or service that is promised to a customer is distinct if both of the following criteria are met:

a.
The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct)

b.
The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract)

The sale of a vehicle service agreement contract represents a single performance obligation on behalf of the Company to the customer that is identified in the contract. That single performance obligation is an obligation during the life of the contract to have designated vehicle parts replaced or repaired in the event of a mechanical breakdown.  There are no separately identifiable promises or obligations in the absence of a mechanical breakdown. And, if a claim is made under the vehicle service agreement contract for a mechanical breakdown, the Company is obligated to administer the claim and pay for the cost of the claim. Administration of a claim cannot occur without the submission by the customer of a mechanical breakdown claim in the first place along with the associated obligation to cover the cost of the mechanical breakdown. The price of a vehicle service agreement contract covers both the cost of a claim for mechanical breakdown and the related administrative cost incurred by the Company to manage the claim; however, there is no separate and distinct performance obligation associated with the administration of the claim.

In the Company’s May 23, 2018 response to comment 6, we stated that IWS' vehicle service agreement fees include the administrative fees from the sale of vehicle service agreements as well as the fees to administer future claims. Similar language to what was included in our May 23, 2018 response was also included in Note 12, Revenue from Contracts with Customers, on page 21 of our Form 10-Q for the period ended March 31, 2018. We did not intend to imply with this language that our vehicle service agreement contracts have two separate performance obligations. The Company believes that its description of IWS’ service fee and commission income in Note 12, Revenue from Contracts with Customers, can be improved and proposes to revise its disclosure in future periodic reports, beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, as follows:

IWS' vehicle service agreement contract fees include the fees collected to cover the costs of future automobile mechanical breakdown claims and the associated administration of those claims. Vehicle service agreement contract fees are earned over the duration of the vehicle service agreement contracts as the single performance obligation is satisfied.

In response to your second comment, because the sale of a vehicle service agreement contract represents a single performance obligation, the transaction price is not allocated between more than one separate and distinct performance obligation.

Comment:

2. We acknowledge your response to prior comment 5. Regarding your response to the second bullet of that comment, your disclosure indicates that, separate from the commission, there appear to be two components of the PWSC's contracts that you treat as separate performance obligations under ASC 606; a Homebuilder warranty administrative fee and a Homebuilder warranty service fee. Please address the following, referencing the authoritative literature you relied upon to support your accounting under ASC 606:

•	Tell us how you determined that the administrative fee is separate and distinct from the service fee.

•	Tell us how you allocate transaction price between the administrative fee from the sale of these agreements and the fees to administer future claims.

Company’s Response:

In response to your first comment, ASC 606-10-25-14 states that at contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:
a.    A good or service (or bundle of goods or services) that is distinct
b.    A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer

And, as stated in ASC 606-10-25-19, a good or service that is promised to a customer is distinct if both of the following criteria are met:
a.    The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct)
b.    The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract)

PWSC enters into a written contract with each of its builder customers describing the warranty administrative services and other warranty services to be provided by PWSC in support of the builder’s home warranty obligations to the ultimate home buyer.

As part of the Company’s warranty administrative services, the Company agrees to enroll each home sold by the builder into the program and its warranty administrative system. When a home is enrolled in the program, the Company provides a warranty document and a validation form that includes the homeowner information and home location, the warranty coverage period and any specific terms based on the warranty, or any jurisdictional or builder requirements or limitations. PWSC’s warranty administrative services are provided for every homeowner. The warranty administrative services are separately identifiable from other promises within the contract and, therefore, are considered a separate and distinct performance obligation. Part of the transaction price received for entering a written contract with each of its builder customers is reported by the Company as homebuilder warranty administrative fees in recognition of these separate and distinct warranty administrative services.

In addition, under the contract with the builder customer, the Company is available to provide other warranty services throughout the warranty coverage period which generally are 10 years but can be shorter or longer based on the jurisdictional requirements of the state in which the home is sold and the builder. These other warranty services include answering builder or homeowner questions regarding the home warranty and dispute resolution services. The contracts state that the Company does not act as an insurer, insurance agent or broker. Dispute resolution services include informal mediation with a homeowner or builder regarding warranty coverage issues or the arranging and managing of the formal arbitration process. Informal mediation services can be requested at any time throughout the warranty coverage period by either the builder or the homeowner. The builder, not the Company, is the warrantor and under no circumstances does the Company have any obligation other than issuance of the warranty document on the builder’s behalf, coordination of builder or homeowner requested dispute resolution and responding in writing or by phone to homeowner or builder inquiries regarding the warranty. These other warranty services are separate and distinct from the warranty administrative services described in the previous paragraph. Unlike the warranty administrative services described above, these other warranty services are not performed for all homes enrolled, and they are performed by a separate and different department within the Company that is trained to take calls and answer questions from customers regarding their warranty and to perform dispute resolution services. These other warranty services are separately identifiable from other promises within the contract and, therefore, are considered a separate and distinct performance obligation. As a result, a separate part of the transaction price received for entering a written contract with each of its builder customers is reported by the Company as homebuilder warranty service fees in recognition of these separate and distinct other warranty services.

In response to your second comment, per ASC 606-10-32-28, the objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer. The transaction price should be allocated to each performance obligation identified in the contract based on the relative standalone selling prices of the goods or services being provided to the customer plus profit based on the historical profits margins earned. Standalone selling price is the price an entity charges for a good or service when the entity sells it separately in similar circumstances to similar customers.

The Company receives a single warranty service fee as its transaction price at the time it enters into a written contract with each of its builder customers. The transaction price is then allocated to the two separate performance obligations identified, specifically the warranty administrative services and the other warranty services described in the paragraphs above, based on an estimated cost-plus margin approach.

First, the Company determines how much of the transaction price should be allocated to the other warranty services pursuant to the following methodology. Based on over 20 years of data regarding the number of calls the Company receives and activities performed related to complaints from homeowners or requests from homeowners and builders for dispute resolution services, the Company has estimated the costs related to these services. The Company uses historical data on complaints and dispute resolution requests in addition to the number of homes enrolled to calculate the percentage of complaints and dispute resolution requests received per enrollment per year of warranty coverage. This is then applied to all homes enrolled that are currently under warranty coverage to estimate the number of complaints and dispute resolution requests to be received by year until coverage expires. The Company then calculates the average hourly cost of providing these ongoing services using actual payroll and other operating costs associated with those personnel performing these services, net of the additional average administrative fee the Company receives for the dispute resolution related services, along with an estimate of the actual time spent on handling a complaint or dispute resolution request. A fully loaded cost is then calculated and applied to the estimates of complaints and dispute resolution requests over the remaining coverage period to estimate the total actual costs associated with the other warranty services performance obligation. To this cost, an estimated margin is applied based on the average profit margin on the Company’s revenue over a four-year period. This margin is applied to the estimated total cost to arrive at an estimated cost plus margin amount. This cost plus margin amount is allocated to the other warranty services performance obligation and recorded as the homebuilder warranty service fee. The remainder of the transaction price, after allocating the portion to the other warranty services obligation, is allocated to the warranty administrative services performance obligation and recorded as the homebuilder warranty administrative fee.

Please contact me at 847-871-6416 if you have any additional questions or need further clarification.

Sincerely,

/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer